BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

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[redacted]
08004543

SUPPL

August 5, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

PROCESSED
AUG 29 2008
THOMSON REUTERS

BOMBARDIER AEROSPACE

- *Belfast, Northern Ireland, May 7, 2008* – Bombardier Aerospace releases annual aircraft market forecasts
- *Geneva, May 19, 2008* – ExecuJet orders six Learjet 85 aircraft
- *Geneva, Switzerland, May 20, 2008* – VistaJet orders and secures options for a total of 60 Bombardier business jets
- *Montréal, June 20, 2008* – Bombardier secures order for 110 Learjet 60 XR aircraft
- *Toronto, June 23, 2008* – Airline orders four Bombardier CRJ700 NextGen aircraft
- *Farnborough, U.K., July 13, 2008* – Bombardier launches *CSeries* aircraft program
- *Farnborough, U.K., July 15, 2008* – Bombardier and Shenyang Aircraft Corporation sign contract related to CSeries commercial aircraft

BOMBARDIER TRANSPORTATION

- *Berlin, May 21, 2008* – Bombardier Transportation and Transmashholding establish engineering joint venture to develop new generation locomotives

- *Berlin, May 22, 2008* – Bombardier wins 221 million euro order from Swedish State Railway for environmentally-friendly Regina trains

- *Berlin, July 17, 2008* – Bombardier to start maintenance operations on 45 new high speed trains in Spain

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/mc
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

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AUG 19 2008

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PRESS RELEASE

BOMBARDIER AEROSPACE RELEASES ANNUAL AIRCRAFT MARKET FORECASTS

- **10-year baseline Business Aircraft Market Forecast predicts 13,200 deliveries annually from 2008 to 2017, representing market-wide revenues of $300 billion US**
- **20-year Commercial Aircraft Market Forecast from 2008 to 2027 calls for 12,900 new deliveries in 20- to 149-seat market, worth $528 billion US**

Belfast, Northern Ireland, May 7, 2008 - Today, Bombardier Aerospace released its annual aircraft market forecasts for the business and commercial aircraft markets.

"As we transition to a more international customer base that features less emphasis on the U.S., as well as a structural shift towards larger and more cost-effective aircraft, Bombardier's key product families – business jets and regional aircraft – are expected to continue to generate strong interest across all markets," said Mairead Lavery, Vice-President, Strategy and Business Development, Bombardier Aerospace. "With its comprehensive portfolio of business and commercial aircraft that encompass state-of-the-art technologies and innovative design solutions, and its focus on customer services, Bombardier is well positioned for the future."

Business Aircraft Market Forecast

In the 10-year period from 2008 to 2017, Bombardier's Business Aircraft Market Forecast predicts that business aircraft manufacturers will deliver a total of 1,320 business jets annually in all segments it competes (from light to corporate airliner segments), a substantial increase from the industry average of over 620 business jet deliveries annually during the 1998 to 2007 period.

The total forecasted 13,200 deliveries over the 10-year period represent revenues of approximately $300 billion US* for the industry.

Despite strong concerns over a possible downturn in the U.S. and world economies that could create a decrease in overall orders over the next two years, Bombardier believes industry deliveries should keep increasing until 2017. In addition, based on the important surge in orders over the last few years and manufacturers' solid backlogs, the business aircraft industry is expected to maintain its positive trend in deliveries. The sustained vigor of the European jet market has propelled Bombardier to revise its forecast upward from 2007 levels. Bombardier's 10-year industry delivery forecast increased from 9,950 in 2007 to 13,200 deliveries in 2008.

Bombardier's forecast also indicates that primary market drivers continue to be mostly positive. These include manufacturers' current average order backlog that is equivalent to an estimated 29 months of production; a healthy market for pre-owned aircraft; the number of new aircraft programs scheduled to enter service over the next two years; and stable fractional ownership demand. With growing demand for business jets within its international base of customers – representing 67 per cent of orders for 2007 – Bombardier should be well positioned to weather a possible recession in the U.S.

Commercial Aircraft Market Forecast

According to Bombardier's Commercial Aircraft Market Forecast, demand for 20- to 149-seat commercial aircraft is expected to reach approximately 12,900 new aircraft in the 20-year period from 2008 to 2027, an increase in demand from last year's forecast. Forecasted demand is valued at approximately $528 billion US*.

The trend towards larger aircraft, coupled with sustained higher fuel prices will reinforce operators' requirement for modern aircraft with low operating costs.

The forecast reflects the shift in demand to larger commercial aircraft:

- In the 20- to 59-seat aircraft segment: the forecast expects a demand of approximately 500 aircraft;
- In the 60- to 99-seat aircraft segment: demand is expected to reach approximately 6,100 aircraft;
- In the 100- to 149-seat aircraft segment: the forecast predicts a demand for approximately 6,300 aircraft.

One in every three commercial flights worldwide are on regional aircraft and Bombardier's latest generation of products – its cost-efficient *CRJ700/CRJ900/CRJ1000 NextGen* regional jets and *Q400* turboprop – have become the backbone of many of the world's airlines. In a period of soaring fuel prices and growing environmental concerns, the popular *Q400* is proving to be the most economical and environmentally efficient regional aircraft solution on short distance routes. On longer distance routes, the *CRJ700, CRJ900* and *CRJ1000 NextGen* regional jets burn less fuel, produce fewer harmful emissions and provide better economics than comparable regional jet aircraft.

To address the 100- to149-seat segment, Bombardier has spent the last two years refining its *CSeries* design incorporating the latest technology necessary to produce a game-changing family of aircraft. This new family of aircraft will offer unmatched economics, performance, reduction of environmental footprint and passenger comfort to mainline carriers. In February 2008, the Bombardier Board of Directors granted Bombardier Aerospace the authority to offer formal sales proposals of the optimized *CSeries* aircraft family to airline customers. A launch decision is expected in 2008 for entry into service in 2013.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com

Bombardier, CRJ700, CRJ900, CRJ1000, Q400, NextGen and *CSeries* are either registered or unregistered trademarks of Bombardier Inc. or its subsidiaries.

Note to Editors
A market forecast presentation will be available in the Investor Relations section of our Web site at: www.bombardier.com

* Values are based on current aircraft list prices in US dollars.

For information
Marc Duchesne
Bombardier Aerospace
(514) 855-7989

www.bombardier.com

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Management's Discussion and Analysis ("MD&A") section of the Corporation's annual report for fiscal year 2008 available on the Corporation's Web site at www.bombardier.com.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain customers and suppliers, human resource risks and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rate and commodity pricing risk). For more details, see the Risks and Uncertainties section of the MD&A of the Corporation's annual report for fiscal year 2008 available on the Corporation's Web site at www.bombardier.com. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BOMBARDIER

PRESS RELEASE

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EBACE 2008

EXECUJET ORDERS SIX LEARJET 85 AIRCRAFT

Geneva, May 19, 2008 – Bombardier Aerospace today announced that ExecuJet Aviation Group of Zurich, Switzerland has placed firm orders for six *Learjet 85* aircraft. Bombardier announced the sale of the all new fully-composite jet in conjunction with a *Learjet 85* performance briefing, at the ongoing European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland. The order is valued at approximately $103 million U.S., based on the 2008 list price of typically equipped aircraft.

"The *Learjet 85* program was met with tremendous customer approval from the start, when we first began introducing it to customers last fall. From the very beginning, ExecuJet was keen to invest in this exciting new platform," said Bob Horner, senior vice-president, sales, Bombardier Business Aircraft. "We are encouraged by ExecuJet's interest in our newest *Learjet* model, and their continued interest in our wide range of business jets."

ExecuJet Aviation Group is a leading global business aviation organization offering a diverse range of services including pre-owned and new aircraft sales, aircraft management, aircraft charter, aircraft maintenance, aircraft completions management and fixed base operations.

Headquartered in Zurich, Switzerland, ExecuJet Aviation Group has operations in four regions - Europe, Middle East, Africa and Australasia. The new *Learjet 85* aircraft will join ExecuJet's existing charter fleet which includes 29 Bombardier business jets operating worldwide.

"Our longstanding relationship with Bombardier is rooted in our confidence in the exceptional quality of aircraft they continue to design and produce," said Niall Olver, chief executive officer, ExecuJet Aviation Group. "The *Learjet 85* aircraft, will fill a very valuable niche in the market, and allow us to continue to offer our customers the newest and most innovative products."

The new *Learjet 85* - redefining the midsize business jet class
Launched on October 30, 2007 the new *Learjet 85* aircraft will be the first Bombardier Aerospace jet to feature an all-composite structure and will be the first all-composite structure business jet designed for type certification under U.S. Federal Aviation Administration FAR Part 25.

An extraordinary advancement in next generation flight, the *Learjet 85* aircraft's all-composite structure will allow *Learjet* designers to maximize cabin comfort while minimizing drag and improving performance. Designed to provide a larger, more comfortable cabin than any existing midsize aircraft, this jet will offer eight passengers a stand-up cabin built to ensure superior productivity and comfort.

Building on legendary Learjet performance

True to its legendary heritage, the *Learjet 85* aircraft is set to deliver the extraordinary performance, superior technology and exceptional value *Learjet* aircraft owners expect. Powered by Pratt & Whitney Canada PW307B engines, the aircraft engines each boast 6,100 pounds of take-off thrust, while the low-emission combuster offers reduced environmental impact. The clean-sheet *Learjet 85* aircraft targets a high-speed cruise of Mach 0.82 and a transcontinental range of up to 3,000 nautical miles (5,556 km)*.

The new *Learjet 85* flight deck combines advanced technology with superior design elements for a cockpit environment unlike any other midsize jet. The latest in technological advancements from Rockwell Collins – the new Pro Line Fusion avionics suite – is once again paired with superior design aesthetics from world-renowned design consultancy firm Design Q, to create the ultimate Learjet flight control environment.

Learjet is the first name in corporate aviation. Since acquiring *Learjet* Inc. in 1990, Bombardier Aerospace has carried forward the brand's proud legacy by launching eight high-performance and fuel-efficient aircraft.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

A full online press kit is available at www.aeroshow.com

Note to editors

* Learjet 85 long-range cruise speed of M.78 with two crew, four passengers (200 lb each) and 100 NM NBAA IFR reserves. Assumes standard BOW, sea level departure and landing, unrestricted climb, cruise and descent with zero wind and standard (ISA) conditions en route.

Statements about performance and design as stated in this document are solely based on projections and forecasts, and are subject to change without notice.

For information
Danielle Boudreau
Bombardier Business Aircraft
514-898-6386
danielle.boudreau@aero.bombardier.com
www.aero.bombardier.com

BOMBARDIER

PRESS RELEASE

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EBACE 2008

VISTAJET ORDERS AND SECURES OPTIONS FOR A TOTAL OF 60 BOMBARDIER BUSINESS JETS

- **Firm order for 11 *Challenger 605* jets, 13 *Learjet 60 XR* aircraft and 11 *Learjet 85* jets**
- **Options for an additional 25 aircraft**
- **Largest *Learjet 85* aircraft order to date**
- **Skyjet International to be acquired by VistaJet**

Geneva, Switzerland, May 20, 2008 – Bombardier Aerospace today announced a significant business jet order as VistaJet of Switzerland, placed a firm orders for 11 *Challenger 605* jets, 13 *Learjet 60 XR* aircraft, and 11 new *Learjet 85* aircraft, for a total of 35 firm orders with options for an additional 25 aircraft. The total value of the order, if all options are exercised will be approximately $1.2 billion U.S., based on the 2008 list price of typically equipped aircraft.

In addition to the aircraft order, Bombardier also announced today that it has signed a Memorandum of Understanding (MOU) with VistaJet for the sale of *Bombardier Skyjet International,* its pioneering charter program.

"This is fantastic," exclaimed Bob Horner, senior vice-president, sales, Bombardier Business Aircraft. "An order of this magnitude serves as proof that Bombardier is at the forefront of the industry offering the most innovative aircraft and widest range of travel solutions. It confirms the popularity of our *Challenger 605* and *Learjet 60 XR* aircraft, and reflects the building excitement around our new *Learjet 85* program.

"*Skyjet International* has been a solid platform for Bombardier and the time is now to blend our innovative offering with VistaJet, a leading business aviation provider that can apply additional expertise and provide dynamic leadership," continued Mr. Horner. "With the acquisition of *Skyjet International*, VistaJet will effectively become one of the largest aviation providers in the world."

VistaJet is a privately-owned company headquartered in Switzerland, offering revolutionary business aviation solutions through its one of a kind Flight Solutions Program. The VistaJet fleet comprises of more than thirty medium to ultra-long range, state of the art jets with an average age of less than two years. The current fleet includes *Learjet 40XR* and *Learjet 60XR* aircraft, *Challenger 300*, *Challenger 604*, *Challenger 605* and *Challenger 850* jets, and a *Global Express XRS* jet.

"This is a strategic milestone for VistaJet, heralding-in a new era in our business as we expand our operations worldwide," said Bing Chen, chief executive officer, VistaJet. "Our success is due in part to the popularity, reliability and proven performance of our Bombardier business jets, and as the demand for VistaJet offerings continues to increase, we are confident that our relationship with Bombardier will continue to produce exceptional results for our business."

This gross order will effectively triple the size of the existing VistaJet fleet if all options are exercised. The company recently forecast a 50 per cent increase in revenues for this year, with plans of expanding their fleet and opperations, offering more flights to Asia. VistaJet projects approximately 80,000 flight hours for 2012.

With the acquisition of *Skyjet International*, VistaJet will offer its charter customers access to over 920 business jets worldwide, combining luxury service with a very young Bombardier business jet fleet and the industry leading Jet Member card. VistaJet has been a member of *Skyjet International*'s elite network of charter providers since 2005.

Challenger 605: In service since January 2007, the *Challenger 605* jet features the widest stand-up cabin of any large category business jet available today. It is equipped with the Rockwell Collins Pro Line 21 avionics suite and an all new cabin electronic system. It can whisk five-passengers from Geneva-Montreal non-stop*, in superior comfort. Optional equipment on the *Challenger 605* jet now includes the Bombardier Enhanced Vision System (BEVS), providing pilots with significantly improved situational awareness and the ability to observe runway lights and the runway environment in difficult operating conditions, such as low visibility and or darkness.

Learjet 85: Launched on October 30, 2007 the new *Learjet 85* aircraft will be the first Bombardier Aerospace jet to feature an all-composite structure and will be the first all-composite structure business jet designed for type certification under U.S. Federal Aviation Administration FAR Part 25. With a state of the art Rockwell Collins Pro Line Fusion avionics suite and powered by two PW307B engines, the aircraft targets a high-speed cruise of Mach 0.82 and a transcontinental range of up to 3,000 nautical miles (5,556 km)*. Designed to provide a larger, more comfortable cabin than any existing midsize aircraft, this jet will offer eight passengers a stand-up cabin built to ensure superior productivity and comfort.

Learjet 60 XR: In service since July 2007, the *Learjet 60 XR* is a model of performance, comfort, value and versatility in the midsize jet market. The aircraft's higher operating altitudes – certified to 51,000 ft (15,545 m) – translate to time savings due to better winds, less traffic and less turbulence. With a high cruise speed of Mach 0.81 (861 km/hr), the *Learjet 60 XR* jet is one of the fastest aircraft in its category.The aircraft can fly Geneva-Jeddah non-stop and delivers superior climb capabilities, with proven fuel-efficiency and low direct operating costs per nautical mile*.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

A full online press kit is available at www.aeroshow.com.

Note to editors
*Under certain operating conditions.

Learjet 85 long-range cruise speed of M.78 with two crew, four passengers (200 lb each) and 100 NM NBAA IFR reserves. Assumes standard BOW, sea level departure and landing, unrestricted climb, cruise and descent with zero wind and standard (ISA) conditions en route.
Statements about performance and design as stated in this document are solely based on projections and forecasts, and are subject to change without notice.

Bombardier, Learjet 60 XR, Learjet 85, Challenger 605 and Skyjet International are either registered or unregistered trademarks of Bombardier Inc. or its subsidiaries.

For information
Danielle Boudreau
Bombardier Business Aircraft
Mobile: + 514-898-6386
danielle.boudreau@aero.bombardier.com

www.aero.bombardier.com

BOMBARDIER

PRESS RELEASE

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BOMBARDIER SECURES ORDER FOR 110 LEARJET 60 XR AIRCRAFT

- **Firm order for 25 aircraft and 85 conditional aircraft**

Montreal, June 20, 2008 – Bombardier Aerospace today announced a significant business jet sale as an undisclosed European customer placed an order for 110 *Learjet 60 XR* aircraft, of which 25 are firm and 85 are conditional aircraft orders. The transaction for the firm order is valued at approximately $340 million U.S. and the total value of the contract, if all conditional orders are confirmed, will be approximately $1.5 billion U.S., based on the 2008 list price of a typically equipped aircraft. Deliveries are scheduled to begin in 2009.

"This is a tremendous announcement for Bombardier," said Steve Ridolfi, president, Bombardier Business Aircraft. "This major sale confirms that the *Learjet 60 XR* aircraft offers an optimum performance-cabin-value combination that is key for midsize jet operators. With nearly 45 years of history *Learjet* aircraft are the proven choice for leading flight departments worldwide."

In service since July 27, 2007, the *Learjet 60 XR* aircraft combines the extraordinary value and high-speed performance of its predecessor, the *Learjet 60* aircraft, with a state-of-the-art Rockwell Collins Pro Line 21 avionics suite and a completely redesigned cabin.

The Pro Line 21 avionics suite features the latest flight deck design, human factors concepts and system technology, equipping pilots with immediate, intuitive access to vital flight information. The totally redesigned interior features five available floorplans, a larger galley, a brighter and more spacious lavatory, a new cabin management system with three-inch (7.6-cm) LCD control modules and ports for laptops, MP3 players and other audio/video equipment and LED lighting is featured throughout the cabin.

Learjet is the first name in corporate aviation. Since acquiring Learjet Inc. in 1990, Bombardier Aerospace has carried forward the brand's proud legacy by launching eight high-performance and fuel-efficient aircraft.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Bombardier, Learjet 60, and *Learjet 60 XR* are either registered or unregistered trademarks of Bombardier Inc. or its subsidiaries.

For information
Danielle Boudreau
Bombardier Business Aircraft
514-855-8149
danielle.boudreau@aero.bombardier.com
www.aero.bombardier.com

BOMBARDIER

PRESS RELEASE

AIRLINE ORDERS FOUR BOMBARDIER CRJ700 NEXTGEN AIRCRAFT

Toronto, June 23, 2008 – Bombardier Aerospace announced today that it has received a signed firm order for four *CRJ700 NextGen* regional jets. The airline, which placed the order, has also taken options on an additional four *CRJ700 NextGen* aircraft and has requested to remain unidentified at this time.

Based on the list price for the *CRJ700 NextGen* aircraft, the firm order contract is valued at approximately $146 million US. If all four options are exercised, the value could rise to approximately $ 302 million US.

"Orders for our *CRJ Series NextGen* aircraft since the *NextGen* program was introduced in the spring of 2007, are very encouraging," said Gary R. Scott, President, Bombardier Commercial aircraft. "This transaction increases those firm orders to 213 aircraft from 19 customers. Clearly, the family resonates well with our customers and our investment in the program has been well justified."

Bombardier's *CRJ700 NextGen*, *CRJ900 NextGen* and *CRJ1000 NextGen* airliners have all-new interiors and improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions because of lower airframe maintenance requirements.

Bombardier has now received orders for 1,667 *CRJ* Series aircraft, and as of April 30, 2008, 1,485 had been delivered to customers.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Bombardier, CRJ, *CRJ700, CRJ900, CRJ1000* and *NextGen* are trademarks of Bombardier Inc. or its subsidiaries.

Notes to Editors
Images of *CRJ700 NextGen* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

BOMBARDIER

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BOMBARDIER LAUNCHES CSERIES AIRCRAFT PROGRAM

- Letter of interest for up to 60 aircraft from Lufthansa; significant interest from airlines worldwide
- Mirabel selected as final assembly site, Bombardier's Belfast facility for the development and manufacture of the wings; manufacture of aft fuselage and cockpit to take place at Bombardier's Saint-Laurent site
- Repayable investments with the governments of Canada and Québec as well as Northern Ireland and British Government Departments

Farnborough, U.K., July 13, 2008 - Bombardier today announced that its Board of Directors has granted approval for the launch of the *CSeries* family of aircraft, a new game-changing five-abreast commercial airliner family, with the economics, performance, environmental and passenger-oriented improvements demanded by airline customers for the next quarter century. Entry into service is scheduled for 2013.

Launch customer, Lufthansa, a leading German airline, has signed a letter of interest (LOI) for up to 60 aircraft, including 30 options. The approximate list price of each aircraft is $46.7 million US. Additionally, discussions with a number of established airlines worldwide are progressing well.

Bombardier made the announcement today at the Farnborough International Airshow during a press conference at its *CSeries* pavilion hosted by Pierre Beaudoin, President and Chief Executive Officer, Bombardier Inc.; Guy C. Hachey, President and Chief Operating Officer, Bombardier Aerospace and Gary R. Scott, President, Bombardier Commercial Aircraft. Nico Buchholz, Senior Vice President, Corporate Fleet, Lufthansa attended the event as well as: David Moloney, Assistant Deputy Minister, Industry Canada; Raymond Bachand, Minister of Economic Development, Innovation and Export, Government of Québec; Right Honourable Shaun Woodward MP, Secretary of State for Northern Ireland; Arlene Foster MLA, Northern Ireland Minister for Enterprise, Trade and Investment; and Steve Finger, President, Pratt & Whitney. Also in attendance were representatives from the Shenyang Municipal Government, AVIC I/SACC, Rockwell Collins, Parker Hannifin Corporation, and Liebherr-Aerospace Toulouse SAS.

"Today is a great day for Bombardier, our customers, our employees, our shareholders and our suppliers. I am proud to say that we have met our business plan objectives: a technologically advanced aircraft family, a strong pipeline of orders and repayable investments with governments and agreements with key suppliers. With the latest in system technologies and aerodynamics, the *CSeries* family of aircraft will revolutionize the economics and network strategies for airline operations in the 100- to 149-seat commercial market. It is another example of our commitment to designing and manufacturing innovative aircraft that will ensure our continued industry leadership," said Pierre Beaudoin, President and Chief Executive Officer, Bombardier Inc.

"At Lufthansa, we are committed to a balance between commercial success, environment and business policies oriented toward sustainability," said Nico Buchholz, Senior Vice President, Corporate Fleet, Lufthansa. "Our initial evaluations of the *CSeries* family of aircraft and discussions with Bombardier over the last few months have evolved and made us believe that the *CSeries* family of aircraft clearly meets our stringent requirements for sustainable fleet development, both in terms of environmental and commercial requirements, and flexibility for the future. We are proud to be a part of its launch."

Mirabel and Saint-Laurent, Québec; Belfast, Northern Ireland selected
Bombardier also announced that it has selected Mirabel as the final assembly location for the *CSeries* aircraft program. The decision was made after a rigorous comparative analysis of potential final assembly sites based on an exhaustive list of key financial and strategic criteria.

"The final assembly facility will be located in Mirabel, in the greater Montréal area, thus ensuring Bombardier's access to a skilled aerospace workforce and to an established aerospace education system," said Guy C. Hachey, President and Chief Operating Officer, Bombardier Aerospace. "Additionally, the manufacture of the aircraft's aft fuselage and cockpit will take place at our Saint-Laurent facility, near our new product development centre, home to the growing *CSeries* team."

Bombardier's Belfast facility, a centre of excellence for composite manufacturing, will be home to the design and manufacture of the *CSeries* aircraft wings.

"Our Belfast operation has close to 40 years experience in advanced composites technologies, which have been successfully applied to regional and commercial jets, including the Bombardier *CRJ NextGen* jets. Our highly skilled experts continue to develop technologies to take on more advanced composite structures for advanced-design aircraft such as our *CSeries* aircraft," added Mr. Hachey.

Repayable government investments
Bombardier has received and accepted offers of repayable investments from the governments of Canada and Québec as well as Northern Ireland and British Government Departments. The total repayable investments will cover approximately one-third of the expected R&D costs. Bombardier will also contribute about one-third, as will key suppliers.

"The *CSeries* aircraft program is a compelling business proposal for both Canada and Québec as well as Northern Ireland and British Government Departments. It involves, among other things, the development of new technology, creation of employment and further consolidation of Canada's leadership in the aerospace industry. Our partners, including governments and suppliers, will benefit from the program's success," stated Mr. Hachey.

***CSeries* family of aircraft**
In addition to unmatched passenger comfort, the competitive 110- to 130 -seat *CSeries* family of aircraft will benefit from the latest technological advancements, including: increased use of composites and aluminium lithium in structures; a next-generation engine – the Pratt & Whitney Geared Turbofan™; and the very latest in system technologies, such as fly-by-wire, and fourth-generation aerodynamics.

"The *CSeries* family offers the greenest single-aisle aircraft in its class," said Gary Scott, President, Bombardier Commercial Aircraft. "These game-changing aircraft emit up to 20 per cent less CO_2 and up to 50 per cent less NOx, fly four times quieter, and deliver dramatic energy savings – up to 20 per cent fuel burn advantage as well as up to 15 per cent improved cash operating costs versus current in-production aircraft of similar size. The *CSeries* aircraft will set a new benchmark in the industry, consuming as little as two liters of fuel per passenger per 100 kilometers in its more dense seating layouts*."

The five-abreast *CSeries* aircraft family is specifically designed to meet the growing needs of the 100- to 149-seat commercial aircraft market category, estimated by Bombardier at 6,300 aircraft representing more than $250 billion US revenue over the next 20 years. Bombardier expects to be able to capture up to half of this market.

Key suppliers selected
Bombardier has selected the following suppliers for the *CSeries* aircraft family program:

C&D Zodiac for the design and production of the aircraft's interior package, which includes the seats, interiors (including the linings, monuments, bins, galleys and lavatories), oxygen system, lighting system, insulation system, waste system and the water system;

Rockwell Collins as the supplier for the aircraft's avionics system. Tailored specifically for the *CSeries* aircraft, its fully integrated flight deck capability will provide flexibility, high reliability and low life cycle costs without compromise on the aircraft's performance;

Parker Hannifin Corporation, through its Aerospace Group, for the design and production of the *CSeries* airliner's fully integrated fuel and hydraulics systems;

Liebherr-Aerospace Toulouse SAS for the design and production of the aircraft's Air Management System, which includes the environmental control and cabin pressure control system.

All major suppliers will work with the *CSeries* team at Bombardier's Aerospace Product Development Centre in Saint-Laurent, Québec starting in the fall of 2008 as part of the Joint Conceptual Definition Phase.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Bombardier, CRJ NextGen and *CSeries* are registered trademarks of Bombardier Inc. or its subsidiaries.
™ Geared Turbofan is a registered trademark of United Technologies Corp. - Pratt & Whitney.

Note to Editors
1) A video extract of the press conference will be available after the event at:
www.thenewsmarket.com/bombardier

2) Live event broadcast will be available for TV stations at the following addresses:

North America:
Standards Conversion 625 PAL to 525 NTSC
Satellite: IS-9 Txp 24C Ch-B
Uplink: 6380.5 MHz V
Downlink: 4155.5 MHz H
Symbol Rate 5.632 MSym/s
FEC 3/4

Europe:
Arqiva Ref: 4-4732
Date:13/07/08
Time: 0900 - 1115 GMT

Satellite: Eut W1 Txp B4 Ch3
Uplink: 14397.5 MHz H
Downlink: 11097.5 MHz V
Symbol Rate 5.632 MSym/s
FEC 3/4

Images of the *CSeries* aircraft can be downloaded at www.bombardiercseries.com

*The *CSeries* aircraft is in the conceptual design phase and is subject to changes during the course of the design, manufacture and certification process.

For information
Marc Duchesne
Bombardier Aerospace
(514) 855-7989
marc.duchesne@aero.bombardier.com

www.aeroshow.com

BOMBARDIER

PRESS RELEASE

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

BOMBARDIER AND SHENYANG AIRCRAFT CORPORATION SIGN CONTRACT RELATED TO CSERIES COMMERCIAL AIRCRAFT

Farnborough, U.K., July 15, 2008 — Today, Bombardier Aerospace signed a contract with the Shenyang Aircraft Corporation (SAC), a subsidiary of the state-owned aviation industrial entity China Aviation Industry Corporation (AVIC I), to supply the centre fuselage on the newly launched *Bombardier CSeries* aircraft. This agreement is another concrete example of the strategic business relationship that exists between Bombardier Aerospace and AVIC I.

"AVIC I signed a strategic cooperation agreement with Bombardier in April 2007. AVIC I attaches great importance to and supports the *CSeries* project and is willing to participate in this project as a risk-sharing supplier. Two days ago, Bombardier officially announced the launch of the *CSeries* program. Today, we are here signing the contract in which AVIC I / SAC will take part in the design, manufacture, assembly and relevant testing as well as after market support of four major work packages for the *CSeries* aircraft. I am confident that the cooperation between AVIC I and Bombardier will further promote the development of the commercial aircraft business of our two companies and contribute to the development of the global aviation industry," stated Mr. WANG Yawei, Vice President, Commercial Airplane, AVIC I.

"Shenyang has a long and proud history as an industrial base in China, and we place aerospace as one of our key priorities," said Mr. WANG Ying, Vice Mayor of Shenyang Municipality. "The goal of the Shenyang National Aviation and High-Tech Industrial Base – our industrial hub dedicated to the high-tech aerospace sector – is to be China's largest single site for final assembly of regional jets, business jets, light aircraft and jet engines. On the occasion of this announcement between Bombardier Aerospace and AVIC I, we are pleased to offer our support to AVIC I as it invests in a new facility in Shenyang for its subsidiary company SAC."

The contract announced today at Farnborough between Bombardier Aerospace and SAC is an integral part of a longstanding relationship between AVIC I and Bombardier Aerospace. Back in June 2007, the two companies announced a Memorandum of Understanding (MOU) for a long-term strategic cooperation in the 90- to 149-seat commercial aircraft market. Both parties expect the outcome of this collaboration to result in mutually beneficial cost reductions and increased production efficiencies for their respective aircraft programs.

In July 2006, Bombardier entered an agreement that stipulated SAC would manufacture certain structural aircraft components for the *Q400* aircraft that were previously sourced from Mitsubishi Heavy Industry (MHI) in Japan.

"Last year when we announced the MOU between AVIC I and Bombardier Aerospace we were confident of the long-term benefits to both companies. With the official announcement of the launch of the Bombardier *CSeries* aircraft program, the signing of this contract with SAC as a major structural supplier for our *CSeries* aircraft program is further evidence that this collaborative partnership was the right choice," said Pierre Beaudoin, President and Chief Executive Officer, Bombardier Inc. "Together, we will expand upon this supplier relationship and build a new, long-term strategic cooperation that will allow us to reap the benefits of working together on products that will more than meet the needs of the marketplace."

"This is good news for everyone involved. Our Bombardier *CSeries* aircraft is a true game changer and, with the signing of this contract with SAC, we now have a major supplier for the aircraft's center fuselage," said Guy C. Hachey, President and Chief Operating Officer, Bombardier Aerospace. "Featuring the latest in system technologies and aerodynamics, the five-abreast *CSeries* aircraft family is specifically designed to meet the growing needs of the 100- to 149-seat mainline commercial airliner market, which is estimated at 6,300 aircraft over the next 20 years. We expect to be able to capture up to half of this market."

For the SAC project, financial, technological and human resources are being deployed from both parties. Currently, 25 employees from China are working at Bombardier's Montréal facilities.

Bombardier employs approximately 3,000 employees in China, participates in three manufacturing joint ventures (JV), has four whole foreign-owned enterprises (WFOE), and four administration offices in transportation; aircraft field service representatives; a parts depot in Beijing and sales representation for business and regional aircraft. Seven commercial airlines and government agencies in Greater China (including Taiwan) operate a total of 46 Bombardier regional aircraft (as of January 2007), making Bombardier an important supplier of regional aircraft to China. Bombardier Business Aircraft is the market leader in China with 41 per cent market share of the aircraft installed base.

About AVIC I

China Aviation Industry Corporation (AVIC I) is a large, state-owned industrial group. AVIC I has 47 large- and medium-sized facilities, 31 science and technology research institutes, and 22 specialized companies and institutions. It employees 230,000 people and its assets exceed $20 billion US. In 2007, AVIC I delivered $470 million US in subcontracted aeronautical products,

with a 30 per cent annual growth over three consecutive years. Additional information is available on www.AVICI.com.cn.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Bombardier and *CSeries* are trademarks of Bombardier Inc. or its subsidiaries.

For information

Marc Duchesne
Bombardier Aerospace
(514) 855-7989
marc.duchesne@aero.bombardier.com

www.bombardier.com

BOMBARDIER

PRESS RELEASE

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

BOMBARDIER TRANSPORTATION AND TRANSMASHHOLDING ESTABLISH ENGINEERING JOINT VENTURE TO DEVELOP NEW GENERATION LOCOMOTIVES

Berlin, May 21, 2008 - Bombardier Transportation and Transmashholding today announced that they have signed an agreement to establish a new joint venture to develop a new family and new generation of locomotives using asynchronous propulsion technology.

The agreement was signed at the Third International Rail Business Forum in Sochi, by Wolfgang Tölsner, Chief Operating Officer, Bombardier Transportation, and Andrey Andreev, acting General Director, ZAO "Transmashholding", in the presence of the President of OAO "Russian Railways" (RZD) Vladimir Yakunin. Bombardier Transportation is the global leader in the production of electric locomotives. Transmashholding is the major supplier of rolling stock for the Russian railways.

The new joint company will be located in Russia. Each party to the agreement will have an equal share and equal rights. The main task will be the development of new locomotives for the Russian and CIS markets, as well as for export to new markets. Transmashholding is confident that the combination of Russian design experience with Bombardier's technological know-how as the world leader in rail engineering and manufacturing will achieve significant results in the near term.

The creation of a new engineering joint venture to develop locomotives is a consistent progression in the cooperation that started between the companies last year. On May 25, 2007, an agreement was signed in Sochi for the establishment of two joint ventures. These included the development of advanced propulsion technology for railway equipment and the production of key components for electric locomotives - traction converters based on Bombardier's proven *MITRAC* propulsion technology.

During the course of 2007, Bombardier Transportation Transmashholding AG, was formed as the managing company, followed by the establishment of two subsidiaries: Transmashholding Bombardier Transportation (Engineering) Rus" (engineering center) and "Transmashholding Bombardier Transportation (Industrial) Rus" (converter manufacturing JV).

The Russian market for traction power rolling stock is one of the largest in the world. In 2007 72.5% and 84.2% of RZD's electric and diesel locomotives respectively had exceeded their

operating life. RZD's anticipated demand for all types of locomotives amounts to 11,675 vehicles for the period of 2008-2015 and a further 11,722 vehicles for the period of 2016 – 2030.

"OAO RZD has strict requirements for its suppliers, guided by the most advanced technical solutions", said Andrey Andreev, the acting General Director of ZAO Transmashholding. "We hope that our cooperation with Bombardier Transportation will enable the company to manufacture products to meet the current and future demand of the railway operators".

André Navarri, President of Bombardier Transportation stated: "Bombardier has a long and successful track record in strategic partnerships in Russia. A number of very productive joint ventures have already been established with Russian Railways and Transmashholding. The establishment of a new company to develop a family of new generation locomotives is a further example of our intention to expand long-term partnerships with Russian industry".

Note to editors:
Useful market and company background facts and contact details follow.

BACKGROUND FACTS AND FIGURES

About Bombardier in Russia
Since the nineties Bombardier Transportation has successfully developed partnership with the leading Russian customers and partners and has steadily increased its industrial presence in Russia. OAO "Bombardier Transportation (Signal)", the Moscow-based joint venture with RZD, has managed the assembly, programming and commissioning of *BOMBARDIER EBI* Lock 950 computer-based interlocking systems for over 12 years. Some 70 Russian railway stations have already been equipped with this system and the joint venture has supplied its products to CIS countries, Baltic States, Slovakia and Turkey. Two joint ventures on developing and manufacturing propulsion equipment were established with Transmashholding in 2007.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

About Transmashholding

CJSC Transmashholding is the largest Russian manufacturer of rolling stock and related equipment and supplier to the largest global operator JSC Russian Railways. It manufactures diesel shunters and main-line diesel locomotives, electric industrial and main-line locomotives, freight wagons and passenger coaches, car casting, diesel engines for diesel-electric locomotives and vessels, multiple train units, metro cars, door modules, drivers' cabs, car bodies, auxiliary static converters, public service vehicles. With a staff of 55,000 employees and a volume sales exceeding US$ 2,75 billion in 2007, the products of the company can be found in various countries outside of Russia, including Europe, Asia and Africa.

BOMBARDIER, MITRAC and *EBI* are trademarks of Bombardier Inc. or its subsidiaries.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bombardier Transportation
Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

Transmashholding
Artem Ledenev: +7 495 221 26 72

- END -

BOMBARDIER

PRESS RELEASE

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

BOMBARDIER WINS 221 MILLION EURO ORDER FROM SWEDISH STATE RAILWAY FOR ENVIRONMENTALLY-FRIENDLY REGINA TRAINS

NEW TRAINS BASED ON PROVEN BOMBARDIER REGINA PLATFORM FOR HIGH LEVEL RELIABILITY FROM DAY ONE

Berlin, May 22, 2008 – The Swedish state railway, SJ AB, will increase its fleet of *BOMBARDIER REGINA* high-speed trains, it was announced today. The contract for 20 new four-car trains is valued at approximately 221 million euros ($349 million US). Delivery will start in April 2010 and be completed in August 2010. The contract includes an option for a further 20 trains.

The expanded *REGINA* fleet will provide SJ's growing number of passengers with the highest level of comfort and service. Improvements for these new trains include a wider carbody, more flexibility, and comfortable interior car layouts. The passengers will continue to enjoy seated service in first class, a bistro, in-train internet and infotainment, low noise levels and the highest level of interior design.

The *REGINA* train is suitable for many different train operations such as regional, interregional and intercity traffic. In Scandinavia, more than 70 *REGINA* trains are either currently running or on order. The trains are designed and verified to withstand the harsh climate conditions apparent in the Nordic countries. Innovative *BOMBARDIER MITRAC* propulsion and control equipment featuring for example regenerative braking reduces the trains' energy consumption to a minimum and may save up to 20 per cent energy compared to the previous generation of high-speed trains. Radial steered bogies reduce the track forces and thus minimize wear and tear of tracks.

Jan Forsberg, CEO SJ stated: "These new trains will be a very good complement to the trains which we already have in our fleet. They have the same comfort and speed capabilities as our current X2000 trains and meet the flexibility demands of our regional trains. We have also put a lot of effort in design and comfort, both interior and exterior."

Commenting on the order, President of Bombardier's Mainline & Metros Division, Stephane Rambaud-Measson, said: "We are extremely pleased with this new order from our valued customer, SJ. These *REGINA* trains maintain a level of reliability and comfort that are setting the stage for the trains of the future. The *REGINA* trains provide enhanced passenger

comfort and are able to withstand the harsh winters in Scandinavia. Bombardier is proud of this achievement and the positive relationship we've formed with SJ."

Project management and lead engineering will take place in Västerås, Sweden, where the *BOMBARDIER MITRAC* propulsion system will also be designed and manufactured.

In Germany the vehicles will be engineered and assembled at Bombardier's Hennigsdorf site; the carbodies will be manufactured in Görlitz, and the bogies in Siegen.

Note to editors:
Useful company background facts and contact details follow.

A photo is available in our Multimedia Library at:
www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation Sweden
Bombardier Transportation in Sweden employs approximately 1600 people at sites in Västerås, Stockholm, Gothenburg, Hässleholm, Gävle and Nässjö. Bombardier offers a complete product portfolio to the Swedish market and has operations in Sweden that carry out design, manufacturing, project management and after-sales activities. Sweden also serves as a technology hub for Bombardier, developing signalling equipment and propulsion & controls for the global market.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

About SJ
Every day, close to 100,000 people travel on SJ trains to more than 350 destinations - from Malmö in the south to Storlien in the north of Sweden. In 2007, SJ had net sales of SEK 8.3 billion. 3500 SJ employees work together to offer the customers a comfortable, safe, uncomplicated and efficient journey. All journeys on SJ's electric trains carry the Swedish

Society for Nature Conservation's Good Environmental Choice eco-label and comply with the strictest standards regarding emissions, energy consumption and chemical use.

BOMBARDIER, REGINA and *MITRAC* are trademarks of Bombardier Inc. or its subsidiaries.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bombardier Transportation
Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

SJ AB
Ann Sofie Bäck: + 46 10-751 56 42
annsofie.back@sj.se

- END -

BOMBARDIER

SEC Mail Processing
Section

PRESS RELEASE

AUG 19 2008

Washington, DC
110

Bombardier to Start Maintenance Operations on 45 New High Speed Trains in Spain

Project Helps to Consolidate Bombardier's Leadership Position in High Speed Rail in Spain

Berlin, July 17, 2008 – Bombardier Transportation, in consortium with Talgo, has been awarded a 14-year contract with RENFE, the Spanish National Rail Operator for the maintenance of 45 AVE S-130 high speed trains. Maintenance activities will be carried out until 2022 at RENFE's depots in Santa Catalina and Fuencarral, both in Madrid. Bombardier Transportation's share in this contract is valued at approximately 128 million euros ($202 million US).

The AVE S-130 trains are designed to reach a maximum speed of 250 km/h and are equipped with top-technology systems such as a dual-voltage propulsion system, a highly advanced on-board signaling system and variable-gauge bogies. This enables RENFE to use these trains on Spain's new high speed lines, which are 1,435-millimeter gauge, 25kV power supply; as well as on the country's conventional network, which is 1,668-millimeter gauge, 3kV power supply. Also, the new trains and the power-heads will be able to operate in four different signaling environments: European Train Control System (ETCS), train control system LZB, *BOMBARDIER EBICAB* 900 and the Spanish train protection system ASFA.

This maintenance contract will help to consolidate Bombardier's leadership position in the comprehensive high speed rail program being implemented in Spain, one of the most advanced in the world.

Note to Editors:

A **photo** is available at: http://www2.bombardier.com/rfts/files/Photos/AVE.zip

About Bombardier Transportation in Spain

Today, Bombardier is a key player in Spain's rail industry, employing over 500 people at its sites in Trápaga, Alcobendas, Madrid and Barcelona, and participates in some of the country's main rail projects. The AVE S-102 and the AVE S-130 high-speed trains and the Madrid Barajas airport people mover are two such projects.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

BOMBARDIER and *EBICAB* are trademarks of Bombardier Inc. or its subsidiaries.

AVE is a trademark of the Spanish National Rail Operator RENFE.

For information:
Americas
David Slack: +1 450 441 3190
david.slack@ca.transport.bombardier.com

Germany, Austria, Central and Eastern Europe
Heiner Spannuth: +49 30 986 07 1134
heiner.spannuth@de.transport.bombardier.com

Switzerland
Fiona Flannery: +41 44 318 29 91
fiona.flannery@ch.transport.bombardier.com

Nordic Countries
Jonny Hedberg: +46 8 681 5062
jonny.hedberg@se.transport.bombardier.com

Russia
Alexander Bocharov: +7 495 775 1830
alexander.bocharov@ru.transport.bombardier.com

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: +44 1332 266470
neil.harvey@uk.transport.bombardier.com

Benelux
Guy Hendrix: +32 2289 7341
guy.hendrix@be.transport.bombardier.com

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: +35 1 919 693 728
luis.ramos@pt.transport.bombardier.com

France
Anne Froger: +33 6 07 78 95 38
anne.froger@fr.transport.bombardier.com

- END -

END